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SEC FILE NUMBER
000-30138

CUSIP NUMBER
77316P101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	12/31/2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Rockford Corporation

Full Name of Registrant
N/A

Former Name if Applicable

600 South Rockford Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85281

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Rockford management was delayed in preparing its Form 10-K because of other critical business matters that required management’s attention. Because Rockford is a small organization and has substantially reduced its staff during the last 12 months, it did not have other managers who were in a position to take on responsibility for preparation of the Form 10-K. Because of its efforts to reduce employee costs and overhead, Rockford was not able to retain new staff to fill this role and had to wait until its primary managers could turn to the Form 10-K. As a result, Rockford was not able to prepare its Form 10-K within the time required to file by March 31, 2009. Rockford’s annual report and the audit of its financial results are nearing completion. Rockford expects to file the annual report before the end of the 15 day extension period allowed by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard G. Vasek	480	967-3565
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rockford Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	3/30/2009	By:	/s/ Richard G. Vasek

Richard G. Vasek
Title: Chief Financial Officer

Explanation of Anticipated Change in Results of Operations
     Rockford has not completed the preparation of its financial results of operations and, therefore, Rockford is not in a position to quantify the change in its 2008 results of operation compared to 2007. Qualitatively, Rockford anticipates the fourth quarter results of operations for 2008 will be worse than 2007, with a decrease in net sales and a substantial increase in net loss for the fourth quarter. The primary contributor to this deterioration is the loss of sales resulting from the financial meltdown at the end of the third quarter of 2008, which affected sales and operating results through the fourth quarter of 2008.
     The deterioration in fourth quarter results contributes to the full year 2008 financial results of operations, which will be significantly worse than the results reported for the full year 2007, with a reduction in net sales and a net loss for the year. The deteriorating performance generally resulted from the reduction in sales after the financial meltdown at the end of the third quarter of 2008, which affected sales and operating results through the fourth quarter of 2008.